UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-233354) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	February 14, 2022

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Senior Executive Officer / Group CFO

UNAUDITED QUARTERLY CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE NINE MONTHS ENDED DECEMBER 31, 2021

On February 14, 2022, we published our unaudited quarterly consolidated financial statements as of and for the nine months ended December 31, 2021 prepared in accordance with Japanese GAAP as part of our quarterly securities report (shihanki hokokusho) for the same period filed by us with the relevant Japanese authorities. We have included in this report on Form 6-K an English translation of the unaudited quarterly consolidated financial statements and the notes thereto included in such quarterly securities report. Japanese GAAP differs in certain respects from U.S. GAAP. For a description of certain differences between U.S. GAAP and Japanese GAAP, see “Item 5. Operating and Financial Review and Prospects—Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

Financial Information

1.

The quarterly consolidated financial statements of Mizuho Financial Group, Inc. (“MHFG”) are prepared in accordance with the “Ordinance on the Terminology, Forms, and Preparation Methods of Quarterly Consolidated Financial Statements” (Cabinet Office Ordinance No. 64 of 2007). The classification of assets and liabilities and that of income and expenses are in accordance with the “Ordinance for Enforcement of the Banking Act” (Ordinance of the Ministry of Finance No. 10 of 1982).

2.

Ernst & Young ShinNihon LLC conducted a quarterly review on the quarterly consolidated financial statements of MHFG for the nine months ended December 31, 2021, pursuant to Article 193-2, Paragraph 1 of the Financial Instruments and Exchange Act.

I. Quarterly Consolidated Financial Statements

(1) Quarterly Consolidated Balance Sheet

	(Millions of yen)
	As of March 31, 2021		As of December 31, 2021
Assets
Cash and Due from Banks		47,981,981		45,704,859
Call Loans and Bills Purchased		589,776		514,665
Receivables under Resale Agreements		11,623,654		18,937,412
Guarantee Deposits Paid under Securities Borrowing Transactions		2,707,711		1,943,259
Other Debt Purchased		3,208,004		3,363,191
Trading Assets		12,589,294		12,422,209
Money Held in Trust		582,368		569,244
Securities	*2	43,697,262	*2	40,010,578
Loans and Bills Discounted	*1	83,704,675	*1	83,086,006
Foreign Exchange Assets		2,084,756		2,474,865
Derivatives other than for Trading Assets		1,719,349		1,534,822
Other Assets		6,174,020		5,043,282
Tangible Fixed Assets		1,135,449		1,105,251
Intangible Fixed Assets		620,224		595,827
Net Defined Benefit Asset		1,109,107		913,625
Deferred Tax Assets		31,402		33,613
Customers’ Liabilities for Acceptances and Guarantees		6,602,744		7,861,833
Reserves for Possible Losses on Loans		(575,572)		(689,454)
Reserve for Possible Losses on Investments		(0)		(106)

Total Assets		225,586,211		225,424,989

	(Millions of yen)
	As of March 31, 2021	As of December 31, 2021
Liabilities
Deposits	133,312,406	129,003,497
Negotiable Certificates of Deposit	17,192,572	19,285,594
Call Money and Bills Sold	1,312,790	1,386,684
Payables under Repurchase Agreements	18,607,255	22,033,092
Guarantee Deposits Received under Securities Lending Transactions	958,148	887,946
Commercial Paper	2,105,067	1,801,323
Trading Liabilities	8,115,377	6,802,673
Borrowed Money	7,441,822	7,629,722
Foreign Exchange Liabilities	532,042	569,000
Short-term Bonds	456,045	541,811
Bonds and Notes	10,321,672	10,567,749
Due to Trust Accounts	1,160,608	1,197,324
Derivatives other than for Trading Liabilities	1,739,671	1,778,836
Other Liabilities	5,862,013	4,378,626
Reserve for Bonus Payments	104,131	63,566
Reserve for Variable Compensation	2,935	1,521
Net Defined Benefit Liability	71,049	72,126
Reserve for Director and Corporate Auditor Retirement Benefits	683	515
Reserve for Possible Losses on Sales of Loans	1,074	155
Reserve for Contingencies	6,762	8,946
Reserve for Reimbursement of Deposits	22,099	18,859
Reserve for Reimbursement of Debentures	14,419	11,337
Reserves under Special Laws	3,135	3,127
Deferred Tax Liabilities	215,557	51,424
Deferred Tax Liabilities for Revaluation Reserve for Land	61,915	61,436
Acceptances and Guarantees	6,602,744	7,861,833

Total Liabilities	216,224,003	216,018,735

Net Assets
Common Stock and Preferred Stock	2,256,767	2,256,767
Capital Surplus	1,135,940	1,125,324
Retained Earnings	4,421,655	4,703,422
Treasury Stock	(7,124)	(8,246)

Total Shareholders’ Equity	7,807,239	8,077,267

Net Unrealized Gains (Losses) on Other Securities	1,132,460	976,402
Deferred Gains or Losses on Hedges	31,618	(53,315)
Revaluation Reserve for Land	136,384	135,497
Foreign Currency Translation Adjustments	(139,514)	(58,029)
Remeasurements of Defined Benefit Plans	288,088	208,351

Total Accumulated Other Comprehensive Income	1,449,035	1,208,906

Stock Acquisition Rights	134	95
Non-controlling Interests	105,797	119,985

Total Net Assets	9,362,207	9,406,254

Total Liabilities and Net Assets	225,586,211	225,424,989

(2) Quarterly Consolidated Statement of Income and Quarterly Consolidated Statement of Comprehensive Income

      Quarterly Consolidated Statement of Income

	(Millions of yen)
	For the nine months ended December 31, 2020		For the nine months ended December 31, 2021
Ordinary Income		2,313,082		2,345,453
Interest Income		990,731		932,956
Interest on Loans and Bills Discounted		707,462		639,491
Interest and Dividends on Securities		171,768		179,667
Fiduciary Income		40,582		44,755
Fee and Commission Income		590,013		648,856
Trading Income		340,662		275,516
Other Operating Income		237,125		239,665
Other Ordinary Income	*1	113,966	*1	203,702
Ordinary Expenses		1,864,213		1,847,796
Interest Expenses		341,112		218,683
Interest on Deposits		114,571		42,572
Fee and Commission Expenses		118,590		127,687
Trading Expenses		9,278		—
Other Operating Expenses		110,581		99,907
General and Administrative Expenses		1,022,627		1,010,145
Other Ordinary Expenses	*2	262,022	*2	391,372

Ordinary Profits		448,868		497,656

Extraordinary Gains	*3	79,434	*3	67,229
Extraordinary Losses	*4	9,876	*4	9,779

Income before Income Taxes		518,426		555,106

Income Taxes:
Current		120,499		94,709
Deferred		39,049		(27,757)

Total Income Taxes		159,549		66,951

Profit		358,876		488,154

Profit Attributable to Non-controlling Interests		4,471		9,497

Profit Attributable to Owners of Parent		354,404		478,656

Quarterly Consolidated Statement of Comprehensive Income

	(Millions of yen)
	For the nine months ended December 31, 2020	For the nine months ended December 31, 2021
Profit	358,876	488,154
Other Comprehensive Income	217,974	(237,204)
Net Unrealized Gains (Losses) on Other Securities	304,311	(154,295)
Deferred Gains or Losses on Hedges	(19,166)	(84,735)
Foreign Currency Translation Adjustments	(48,477)	72,084
Remeasurements of Defined Benefit Plans	(16,271)	(78,465)
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	(2,421)	8,207

Comprehensive Income	576,850	250,949

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	576,454	240,222
Comprehensive Income Attributable to Non-controlling Interests	396	10,726

Notes to Quarterly Consolidated Financial Statements

Changes in Accounting Policies

(Accounting Standard for Revenue Recognition and Others)

MHFG has applied “Accounting Standard for Revenue Recognition” (ASBJ Statement No.29, March 31, 2020) and others from the beginning of the first quarter ended June 30, 2021.

In accordance with “Accounting Standard for Revenue Recognition”, MHFG recognizes revenue at the time of the transfer of promised goods or services to the customer in an amount that reflects the consideration to which MHFG expects to be entitled in exchange for those goods or services.

In accordance with transitional treatment set out in the proviso of Article 84 of “Accounting Standard for Revenue Recognition”, the cumulative effects arising from the retroactive application of these new accounting policies to all the previous fiscal years were reflected in Retained Earnings as of April 1, 2021, and the new accounting policies are applied from the beginning of the fiscal year.

As a result, Retained Earnings decreased by ¥724 million as of April 1, 2021. The impact on the quarterly consolidated statement of income for the nine months ended December 31, 2021 is immaterial.

In accordance with transitional treatment set out in the Article 28-15 of “Accounting Standard for Quarterly Financial Reporting and its Implementation Guidance” (ASBJ Statement No.12, March 31, 2020), the breakdown of revenue from contracts with customers for the nine months ended December 31, 2020 is not presented.

Additional Information

The Board Benefit Trust (“BBT”) Program

Since MHFG operates its business to contribute to the creation of value for diverse stakeholders and realize improved corporate value through the continuous and stable growth of MHFG group pursuant to MHFG’s basic management policy defined under the Mizuho Financial Group’s Corporate Identity, MHFG has introduced a stock compensation program using a trust (the “Program”) that functions as an incentive for each Director, Group Executive Officer, and Operating officers to exert maximum effort in performing his or her duties, and also as consideration for such exertion of effort.

(1)	Outline of the Program

The Program has adopted the Board Benefit Trust (“BBT”) framework. MHFG’s shares on the stock market will be acquired through a trust established based on the underlying funds contributed by MHFG, and MHFG’s shares will be distributed to Directors, Executive Officers, and Operating officers of MHFG, Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd. (the “Company Group”) and other entities in accordance with the Rules on Distribution of Shares to be prescribed in advance. The framework consists of the stock compensation program based on the Company Group Officer’s responsibilities and others in their respective company (“Stock Compensation I”), the stock compensation program based on the performance evaluation of the Company Group (“Stock Compensation II”) and the stock compensation program based on Company Group Officer’s responsibilities in their respective company and the performance evaluation of the Company Group, which distributes MHFG’s shares to Operating officers of MHFG and certain consolidated subsidiaries (“Stock Benefit”).

Stock Compensation I will be paid at the time of retirement in the form of shares of MHFG calculated based on their responsibilities and others. A system is adopted which enables a decrease or forfeiture of the amount depending on the performance of the company or the individual.

Stock Compensation II will be paid in the form of shares of MHFG and will be deferred over three years, which is calculated based on the status of achieving our Five-Year Business Plan. A system is adopted which enables a decrease or forfeiture of the amount depending on the performance of the company or the individual.

Stock Benefit will be paid in the collective form of MHFG’s share which is based on responsibilities in their respective company and the performance evaluation of the Company Group. Reduction and forfeit of the benefit can be occurred in the program.

Upon the payment of stock compensation under the Program, MHFG may, for a certain portion, pay a monetary amount equivalent to the market value of its stock in lieu of stock compensation in accordance with the Rules on Distribution of Shares.

Voting rights related to MHFG’s shares belonging to the trust assets under the trust shall not be exercised.

(2)	MHFG’s Shares Outstanding in the Trust

MHFG’s shares outstanding in the trust are recognized as Treasury Stock under Net Assets at the carrying amount (excluding the amount of incidental expenses) in the trust. The carrying amount of such Treasury Stock as of December 31, 2021 was ¥4,949 million for 3,079 thousand shares (the carrying amount as of March 31, 2021 was ¥4,144 million for 2,554 thousand shares).

Reserves for Possible Losses on Loans

In light of the principles set forth in the report entitled “Japanese Financial Services Agency (“JFSA”)’s supervisory approaches to lending business and loan loss provisioning” published by JFSA on December 18, 2019, we have reflected the potential impact of the spread of COVID-19 and its prolongation on Reserves for Possible Losses on Loans for some credit. More specifically, we have estimated the expected loss amount that reflects the impact of the prolongation of COVID-19. The estimate includes the future prospect of business environment of each industry and the forecasted GDP growth rate as major assumptions. There are no material changes in the methods of the above accounting estimates and the major assumptions used in the quarterly consolidated financial statements from those of the previous fiscal year.

Adoption of the Consolidated Taxation System

MHFG and some domestic consolidated subsidiaries of the Group apply the Consolidated Taxation System from the first quarter ended June 30, 2021.

Application of tax-effect accounting to the Transition from the Consolidated Taxation System to the Group Aggregation System

MHFG and some domestic consolidated subsidiaries of the Group record amounts of deferred tax assets and deferred tax liabilities based on the provisions of tax laws prior to amendment under the treatment in Paragraph 3 of “Treatment of the application of the tax-effect accounting in relation to the transition from the consolidated tax system to the aggregate group system” (Practical Solutions No.39 March 31, 2020), without applying the provisions of Paragraph 44 of “Guidance on Accounting Standard for tax-effect accounting” (Implementation Guidance No.28 February 16, 2018), regarding the tax items for which review of the non-consolidated Tax Payment System was implemented in accordance with the transition to the aggregated group system established under the “Act for Partial Revision of the Income Tax Act, etc.” (Act No. 8 of 2020) and the transition to the aggregated group system.

Notes to Quarterly Consolidated Balance Sheet

*1.	Non-Accrual, Past Due & Restructured Loans, which are included in Loans and Bills Discounted, are as follows:

	(Millions of yen)
	As of March 31, 2021	As of December 31, 2021
Loans to Bankrupt Obligors	19,554	20,649
Non-Accrual Delinquent Loans	415,318	694,405
Loans Past Due for Three Months or More	534	2,263
Restructured Loans	377,049	373,987
Total	812,457	1,091,306

The amounts given in the above table are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

*2.	Amounts of liabilities for guarantees on corporate bonds included in Securities, which were issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Act)

(Millions of yen)
As of March 31, 2021	As of December 31, 2021
1,407,731	1,263,877

Notes to Quarterly Consolidated Statement of Income

*1.	Other Ordinary Income includes the following:

	(Millions of yen)
	For the nine months ended December 31, 2020	For the nine months ended December 31, 2021
Gains on Sales of Stocks	84,536	160,716

*2.	Other Ordinary Expenses includes the following:

	(Millions of yen)
	For the nine months ended December 31, 2020	For the nine months ended December 31, 2021
Provision for Reserves for Possible Losses on Loans	91,254	147,958
Losses on Sales of Stocks	27,328	123,590

*3.	Extraordinary Gains includes the following:

	(Millions of yen)
	For the nine months ended December 31, 2020	For the nine months ended December 31, 2021
Gains on Cancellation of Employee Retirement Benefit Trust	14,409	66,331
Accumulation (Amortization) of Unrecognized Prior Service Cost	62,004	—

“Accumulation (Amortization) of Unrecognized Prior Service Cost” resulted from prior service cost incurred in connection with the revision of the retirement benefit plan.

*4.	Extraordinary Losses includes the following:

	(Millions of yen)
	For the nine months ended December 31, 2020	For the nine months ended December 31, 2021
Losses on Impairment of Fixed Assets	2,583	6,841
Losses on Disposition of Fixed Assets	3,973	2,938
Losses on Transfer to Defined Contribution Pension Plan	3,320	—

“Losses on Transfer to Defined Contribution Pension Plan” resulted from the transfer of part of the defined benefit pension plan to the defined contribution pension plan.

Notes to Quarterly Consolidated Statement of Cash Flows

We have not prepared Consolidated Statement of Cash Flows for the nine months ended December 31, 2021. Depreciation (including Amortization of Intangible Fixed Assets excluding Goodwill) and Amortization of Goodwill for the nine months ended December 31, 2020 and 2021 are as follows:

	(Millions of yen)
	For the nine months ended December 31, 2020	For the nine months ended December 31, 2021
Depreciation	121,011	122,155
Amortization of Goodwill	2,795	2,810

Changes in Net Assets

For the nine months ended December 31, 2020

1.	Cash dividends paid

Resolution	Type	Cash Dividends (Millions of Yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date	Resource of Dividends
May 15, 2020 The Board of Directors	Common Stock	95,208	3.75	March 31, 2020	June 8, 2020	Retained Earnings
November 12, 2020 The Board of Directors	Common Stock	95,209	3.75	September 30, 2020	December 7, 2020	Retained Earnings

(Notes)	1.	Cash dividends based on the resolution of the Board of Directors held on May 15, 2020 include ¥73 million of cash dividends on treasury stock held by BBT trust account.
	2.	Cash dividends based on the resolution of the Board of Directors held on November 12, 2020 include ¥95 million of cash dividends on treasury stock held by BBT trust account.
	3.	MHFG adopted the share consolidation of the shares of common stock on the basis of one post-consolidation share per ten pre-consolidation shares effective as of October 1, 2020. Cash Dividends per Share is recorded at the amount before the share consolidation.

For the nine months ended December 31, 2021

1.	Cash dividends paid

Resolution	Type	Cash Dividends (Millions of Yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date	Resource of Dividends
May 14, 2021 The Board of Directors	Common Stock	95,201	37.50	March 31, 2021	June 8, 2021	Retained Earnings
November 12, 2021 The Board of Directors	Common Stock	101,545	40.00	September 30, 2021	December 7, 2021	Retained Earnings

(Notes)	1.	Cash dividends based on the resolution of the Board of Directors held on May 14, 2021 include ¥95 million of cash dividends on treasury stock held by BBT trust account.
	2.	Cash dividends based on the resolution of the Board of Directors held on November 12, 2021 include ¥123 million of cash dividends on treasury stock held by BBT trust account.

Business Segment Information, etc.

Business Segment Information

1.	Summary of reportable segment

MHFG has introduced an in-house company system based on the group’s diverse customer segments. The aim of this system is to leverage MHFG’s strengths and competitive advantage, which is the seamless integration of MHFG’s banking, trust and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs.

Specifically, the company system is classified into the following five in-house companies, each based on a customer segment: the Retail & Business Banking Company, the Corporate & Institutional Company, the Global Corporate Company, the Global Markets Company, and the Asset Management Company.

The services that each in-house company is in charge of are as follows:

Retail & Business Banking Company:

Services for individual customers, small and medium-sized enterprises and middle market firms in Japan

Corporate & Institutional Company:

Services for large corporations, financial institutions and public corporations in Japan

Global Corporate Company:

Services for Japanese overseas affiliated corporate customers and non-Japanese corporate customers, etc.

Global Markets Company:

Investment services with respect to interest rates, equities and credits, etc. and other services

Asset Management Company:

Development of products and provision of services that match the asset management needs of its wide range of customers from individuals to institutional investors

The reportable segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. Management measures the performance of each of the operating segments in accordance with internal managerial accounting rules and practices.

2.

Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others, and Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others by reportable segment

For the nine months ended December 31, 2020

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (Note 2)
Gross profits: (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others	484,063	330,979	338,354	425,025	36,467	6,918	1,621,806
General and administrative expenses (excluding Non- Recurring Losses and others)	472,519	154,039	187,818	157,297	23,773	23,633	1,019,079
Equity in income from investments in affiliates	5,292	3,413	8,575	—	637	(781)	17,135
Amortization of goodwill and others	1,692	74	270	629	5,732	741	9,138
Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others	15,144	180,279	158,841	267,099	7,599	(18,237)	610,724

(Notes)	1.	“Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others” is reported instead of sales reported by general corporations. Net gains or losses related to ETFs and others amounted to ¥2,254 million, of which ¥(765) million is included in the Global Markets Company.
	2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.
	3.	Following the change in allocation method for transactions between each segment and “Others” made in April 2021, reclassification was made on the above table to reflect the relevant change.

For the nine months ended December 31, 2021

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (Note 2)
Gross profits: (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others	519,099	349,919	388,372	351,691	44,022	46,125	1,699,228
General and administrative expenses (excluding Non- Recurring Losses and others)	465,028	148,351	193,657	163,892	24,915	33,457	1,029,300
Equity in income from investments in affiliates	6,854	4,053	10,464	—	1,036	943	23,350
Amortization of goodwill and others	1,621	71	270	603	5,435	746	8,746
Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others	59,304	205,550	204,909	187,196	14,708	12,864	684,531

(Notes)	1.	“Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others” is reported instead of sales reported by general corporations. Net gains or losses related to ETFs and others amounted to ¥3,755 million, of which ¥4,047 million is included in the Global Markets Company.
	2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.

3.

The difference between the total amounts of Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others of reportable segments and the recorded amounts in the Quarterly Consolidated Statement of Income, and the contents of the difference (Matters relating to adjustment to difference)

The above total amounts of Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others derived from internal management reporting are different from Income before income taxes recorded in the Quarterly Consolidated Statement of Income.

The contents of the difference for the nine months ended December 31, 2020 and 2021, are as follows:

	(Millions of yen)
	For the nine months ended December 31, 2020	For the nine months ended December 31, 2021
Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net Gains (Losses) related to ETFs and others	610,724	684,531
Credit Costs for Trust Accounts	—	—
General and Administrative Expenses (non-recurring losses)	5,589	27,901
Expenses related to Portfolio Problems (including reversal of (provision for) general reserve for losses on loans)	(103,907)	(160,301)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	5,753	12,393
Net Gains (Losses) related to Stocks—Net Gains (Losses) related to ETFs and others	(33,075)	(33,577)
Net Extraordinary Gains (Losses)	69,558	57,449
Others	(36,216)	(33,291)

Income before Income Taxes recorded in Quarterly Consolidated Statement of Income	518,426	555,106

Financial Instruments

There are no significant changes to be noted compared with the amount of the fiscal year ended March 31, 2021

Securities

There are no significant changes to be noted compared with the amount of the fiscal year ended March 31, 2021.

Money Held in Trust

There are no significant changes to be noted compared with the amount of the fiscal year ended March 31, 2021.

Derivatives Information

The classification, type, contract value, fair value and unrealized gains (losses) which are material for the operation of corporate group and have changed significantly in comparison to the end of fiscal year ended March 31, 2021 are as follows;

(1)	Interest Rate and Bond-Related Transactions

As of March 31, 2021

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Over-the-Counter	Interest Rate Swaps	1,040,320,952	201,427	201,427
Inter-Company or Internal Transactions	Interest Rate Swaps	18,582,112	(105,653)	(105,653)

Total		—	95,773	95,773

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Derivative transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Committee Practical Guideline No. 24, October 8, 2020) and others are excluded from the above table.

As of December 31, 2021

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Over-the-Counter	Interest Rate Swaps	1,056,397,332	175,900	175,900
Inter-Company or Internal Transactions	Interest Rate Swaps	12,097,701	(43,499)	(43,499)

Total		—	132,400	132,400

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.
	2.	Derivative transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Committee Practical Guideline No. 24, October 8, 2020) and others are excluded from the above table.

(2)	Currency-Related Transactions

As of March 31, 2021

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Over-the-Counter	Swaps	69,875,350	44,712	44,670
	Forwards	100,844,579	(20,155)	(20,155)
Inter-Company or Internal Transactions	Swaps	2,214,554	(10,879)	14,122
	Forwards	1,114	28	28

Total		—	13,705	38,666

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	The following transactions are excluded from the above table:

•   Transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Committee Practical Guideline No. 25, October 8, 2020) and others.

		• Transactions which are specified for certain financial assets and liabilities denominated in foreign currencies and reflected on the consolidated balance sheet.
		• Transactions denominated in foreign currencies which are eliminated in consolidation.

As of December 31, 2021

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Over-the-Counter	Swaps	78,805,624	107,625	57,373
	Forwards	122,225,798	(66,262)	(66,262)
Inter-Company or Internal Transactions	Swaps	3,364,405	55,478	12,030
	Forwards	1,321	15	15

Total		—	96,857	3,156

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.
	2.	The following transactions are excluded from the above table:

•   Transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Committee Practical Guideline No. 25, October 8, 2020) and others.

		• Transactions which are specified for certain financial assets and liabilities denominated in foreign currencies and reflected on the quarterly consolidated balance sheet.
		• Transactions denominated in foreign currencies which are eliminated in consolidation.

Revenue recognition

(Millions of yen)
For the nine months ended December 31, 2021
Ordinary Income	2,345,453
Fee and Commission Income	648,856
Securities-related business	155,963
Deposits and Lending business (1)	189,551
Remittance business	79,867
Trust-related business	61,358
Agency business	27,188
Guarantee-related business (2)	26,013
Fees for other customer services	108,911
Fiduciary Income	44,755

Other Ordinary Income (1)	1,651,841

Notes:

(1)	Part of these amounts are considered to be revenues from contracts that are within the scope of “Accounting Standard for Revenue Recognition”.
(2)	These amounts are revenues from contracts that do not meet the scope of “Accounting Standard for Revenue Recognition”.
(3)

In the above table, revenues that are within the scope of “Accounting Standard for Revenue Recognition” are mainly generated from “Retail & Business Banking Company”, “Corporate & Institutional Company” and “Global Corporate Company”.

Per Share Information

Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock are based on the following information:

		For the nine months ended December 31, 2020	For the nine months ended December 31, 2021
(1) Net Income per Share of Common Stock	Yen	139.76	188.82
(The basis used for calculating Net Income per Share of Common Stock)
Profit Attributable to Owners of Parent	Millions of yen	354,404	478,656
Amount not attributable to Common Stock	Millions of yen	—	—
Profit Attributable to Owners of Parent related to Common Stock	Millions of yen	354,404	478,656
Average Outstanding Shares of Common Stock (during the period)	Thousands of shares	2,535,680	2,534,973

(2) Diluted Net Income per Share of Common Stock	Yen	139.76	188.81
(The basis used for calculating Diluted Net Income per Share of Common Stock)
Adjustment to Profit Attributable to Owners of Parent	Millions of yen	—	—
Increased Number of Shares of Common Stock	Thousands of shares	90	67
Stock Acquisition Rights	Thousands of shares	90	67
Description of dilutive securities which were not included in the calculation of Diluted Net Income per Share of Common Stock as they have no dilutive effects and in which significant changes occurred after the end of the previous fiscal year		—	—

(Notes)	1.	MHFG conducted a share consolidation of common stock on the basis of one post-consolidation share per ten pre-consolidation shares effective as of October 1, 2020. Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock are calculated under the assumption that the share consolidation had been conducted at the beginning of fiscal 2020.
	2.	In the calculation of Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock, MHFG shares outstanding in BBT trust account that were recognized as Treasury Stock in Shareholders’ Equity are included in Treasury Stock shares deducted in the calculation of the Average Outstanding Shares of Common Stock during the period. The average number of such Treasury Stock shares deducted during the nine months ended December 31, 2020 was 2,283 thousand, and the average number of such Treasury Stock shares deducted during the nine months ended December 31, 2021 was 2,831 thousand.

II.	Others

At the meeting of the Board of Directors held on November 12, 2021, the interim cash dividends for the 20th term were resolved as follows:

Total amount of interim cash dividends	¥101,545 million
Interim cash dividends per share
Common Stock	¥40.00
Effective date and starting date of dividend payments	December 7, 2021